

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Dennis E. Gershenson
President and Chief Executive Officer
Ramco-Gershenson Properties Trust
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re:** **Ramco-Gershenson Properties Trust**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/12/2010**
> **File No. 001-10093**

Dear Mr. Gershenson:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 30, 2010

Proposal 1 – Election of Trustees

Trustees and Nominees, page 7

1.   We note your response to comment 3 in our letter dated September 30, 2010. The disclosure in the paragraph immediately preceding the biographical disclosure is not sufficient because it addresses the Trustees and nominees as a group. Item 401(e) requires you to discuss the specific experience, qualifications, attributes or skills on a person-by-person basis. In addition, the biographical information that you have provided for each person is not sufficient for purposes of Item 401(e). Please confirm, as previously requested, that you will provide this disclosure in future filings and tell us how you plan to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director